



02057797

NO ACT
P.E 8-19-02
1-8225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

September 19, 2002

Ronald B. Moskovitz
Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105

Act 1934
Section 14A-8
Rule
Public Availability 9-19-2002

Re: Cisco Systems, Inc.
Incoming letter dated August 19, 2002

Dear Mr. Moskovitz:

This is in response to your letter dated August 19, 2002 concerning the shareholder proposal submitted to Cisco by Mr. Barry Carney. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Barry Carney
14206 Fallbrook Lane
Woodbridge, VA 22193

CR

RECEIVED
2002 AUG 22 AM 11:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Brobeck
ATTORNEYS AT LAW
Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San Francisco, California 94105
DIRECT 415.442.1134
FAX 415.442.1010
rmoskovitz@brobeck.com
www.brobeck.com

August 19, 2002

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cisco Systems, Inc.
Request Submitted by Barry Carney
Possible Shareholder Proposal under Rule 14a-8 under the
Securities Exchange Act of 1934

Ladies and Gentlemen:

On July 24, 2002, Cisco Systems, Inc., a California corporation ("Cisco"), received a letter dated May 27, 2002 from Mr. Barry Carney requesting that "a vote be given to the shareholders to declare a quarterly dividend." A copy of Mr. Carney's letter is attached as Exhibit A, and for convenience it is referred to herein as the "Proposal".

For the reasons set forth below, although Cisco intends to provide Mr. Carney the opportunity to present his proposal at its Annual Meeting if he so desires, Cisco does not believe that Mr. Carney submitted the Proposal as a shareholder proposal under Rule 14a-8 under the Securities Exchange Act of 1934 to be included in the proxy materials ("Proxy Materials") distributed for Cisco's 2002 Annual Meeting of Shareholders ("Annual Meeting"). Nor, for the reasons set forth below, does Cisco believe the Proposal would qualify as a shareholder proposal under Rule 14a-8 if that is what Mr. Carney intended. However, to avoid any confusion on the matter, and in accordance with Rule 14a-8(j), Cisco hereby notifies the Commission that it intends to omit the Proposal from the Proxy Materials and to treat Mr. Carney's communication as advance notice under its Bylaws of a matter he may bring before the Annual Meeting.

By this letter, Cisco is notifying the Commission and Mr. Carney that Mr. Carney's letter constitutes timely advance notice under its Bylaws and, subject to satisfaction of the other requirements (among other things, that he is a shareholder of record at time of notice of the Annual Meeting and is entitled to vote at the Annual Meeting), the Proposal is business that Mr.

Carney can properly bring before the Annual Meeting if he chooses to do so. By copy of this letter, Cisco is also notifying Mr. Carney of its intention not to include the Proposal in the Proxy Materials as a Rule 14a-8.

Cisco hereby respectfully requests that the Staff of the Division of Corporate Finance not recommend any enforcement action to the Commission if Cisco omits the Proposal from the Proxy Materials under Rule 14a-8.

A. The Proposal

Mr. Carney proposes that "a vote be given to the shareholders to declare a quarterly dividend." Mr. Carney did not provide a statement in support of the Proposal.

B. Waiver of 80-Day Period Under Rule 14a-8(j)(1)

Rule 14a-8(j)(1) generally requires a company to file with the Commission its reasons for excluding a proposal no later than 80 calendar days before it files its definitive proxy statement with the Commission, unless good cause for missing the deadline is shown. Cisco currently intends to file its definitive proxy statement on or about October 4, 2002, and we believe that Cisco has good cause for the delayed submission of this request.

Based upon a review of its records, Cisco believes that it received the Proposal on or about July 24, 2002, when it was delivered by certified mail to the Secretary of Cisco. Given that the Proposal was received after May 31, 2002, the deadline for submitting a proposal under Rule 14a-8(e)(2), Cisco has construed the Proposal as advance notice under its Bylaws of Mr. Carney's intention to bring up the Proposal as other business at the Annual Meeting. After the receipt of the Proposal in late July 2002, it was brought to the attention of Cisco's legal department that in an e-mail correspondence on July 14, 2002 with a member of Cisco's investor relations department, Mr. Carney stated that "I sent the letters out to the people u [*sic*] told me to quite some time ago." Cisco's legal department also noted that the letter bears the date of May 27, 2002, which may be indicative of the letter having been submitted by the Rule 14a-8(e)(2) deadline. While Cisco has not located a copy received earlier than the one received on July 24, 2002, Cisco is unable to determine with absolute certainty that an earlier submission was not received. Consequently, on August 13, 2002, the Cisco legal department, after review of the facts available, concluded that eligibility of the Proposal for inclusion in the Proxy Materials should be determined based on the other procedural and substantive requirements of Rule 14a-8. It is as a result of these circumstances, and the fact that the Proposal is not identifiable as a Rule 14a-8 shareholder proposal, that Cisco did not file its reasons for excluding the Proposal at least 80 days prior to the proposed filing date of its definitive proxy statement. Accordingly, Cisco seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j)(1).

C. Reasons for Omitting the Proposal

Cisco believes that it may omit the Proposal from its Proxy Materials on the basis of each of the following separately sufficient grounds, discussed below in greater detail:

(i) The Proposal is not a shareholder proposal for purposes of Rule 14a-8;

(ii) Mr. Carney has failed to comply with certain eligibility and procedural requirements of Rule 14a-8(b) and therefore the Proposal may be excluded under Rule 14a-8(f); and

(iii) The Proposal is an improper subject for action by the shareholders of Cisco under California law and therefore may be excluded under Rule 14a-8(i)(1).

1. Mr. Carney has not Submitted a Proposal for purpose of Rule 14a-8.

Under Rule 14a-8(a), a shareholder proposal is a shareholder's "recommendation or requirement that [a] company and/or its board of directors take action, which [the shareholder] intends to present at a meeting of the company's shareholders." Cisco believes that the Proposal is not a shareholder proposal under Rule 14a-8 because Mr. Carney's letter to Cisco makes no request that the Proposal be included in the Proxy Materials or be identified on the form of proxy, under Rule 14a-8 or otherwise, which would seem to be the *sine qua non* of a Rule 14a-8 shareholder proposal based on the lead-in language to the rule. In fact, Mr. Carney indicated that he prefers that Cisco not use his name or address, which is inconsistent with the general idea of Rule 14a-8 that a shareholder may use a company's proxy statement and form of proxy as a vehicle for raising his or her own proposal for vote by the shareholders. In addition, Mr. Carney does not set forth a requirement or recommendation of action by Cisco or its board of directors in a clear manner or one that is generally associated with shareholder proposals in proxy statements, as specified in Rule 14a-8(a), nor does he provide any supporting statement or explanation. Generally, 14a-8 shareholder proposals are set forth in a resolution format that clearly indicates the matter under consideration in precise wording and are accompanied by supporting statements. Mr. Carney had failed to do either. Finally, we believe that Mr. Carney's failure to demonstrate any compliance with the eligibility requirements of Rule 14a-8(b) as described in Section 2 below is further indication that Mr. Carney did not intend the Proposal as a Rule 14a-8 shareholder proposal. Therefore, Cisco is seeking the concurrence of the Staff that it should not consider the Proposal as a shareholder proposal under Rule 14a-8, but instead Cisco may treat the Proposal as advance notice under Cisco's Bylaws that Mr. Carney may present the Proposal at the Annual Meeting if he chooses to do so. Any other interpretation could result in thousands of seemingly casual communications to investor relations departments around the country having to be treated as if subject to Rule 14a-8.

2. Mr. Carney has not Provided Adequate Information Under Rule 14a-8(b)(2).

Under Rule 14a-8(b), Mr. Carney is only eligible to submit a proposal for inclusion in Cisco's Proxy Materials if he has continuously held at least $2000 in market value, or 1%, of the Common Stock for at least one year by the date of the submission. Mr. Carney is also required to hold those shares of Common Stock through the date of the Annual Meeting. In the proposal, Mr. Carney's only statement with respect to his ownership of Common Stock of Cisco was "I currently own 200 shares of your company stock." However, a search by Cisco's transfer agent did not locate in Cisco's stock registry any shares registered in the name of Mr. Carney and Cisco therefore believes that Mr. Carney is not a record holder of Common Stock of Cisco. Mr. Carney did not prove his eligibility for submitting the Proposal in any manner set forth in Rule 14a-8(b)(2) and did not include a statement that he intends to continue holding those shares of Common Stock through the date of the Annual Meeting as is required under Rule 14a-8(b)(2). As a result, Mr. Carney has not satisfied the eligibility requirements of Rule 14a-8(b)(2). By this letter, Cisco is notifying Mr. Carney of this eligibility deficiency and requests a response from Mr. Carney by September 2, 2002 if he is able to establish ownership as provided by the rule (assuming Mr. Carney intended the Proposal to qualify as a shareholder proposal under Rule 14a-8). If Mr. Carney fails to remedy this deficiency, Cisco may exclude the Proposal under Rule 14a-8(f).

3. The Proposal is an Improper Subject for Shareholder Action Under California Law.

A Proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(1) if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Cisco is incorporated under the General Corporation Law of the State of California. Under California law, the declaration and payment of a dividend is within the discretion of the board of directors, subject to shareholder and court intervention in limited circumstances where the dividend policy of the board of directors is intended to oppress minority shareholders. See Barnes v. State Farm Mutual Automobile Insurance Company, 16 Cal.App.4th 365, 20 Cal.Rptr.2d 87 (1993); In re Estate of Talbot 269 Cal.App.2d 526, 537, 74 Cal.Rptr. 920 (1969); O'Hare v. Marine Electric Co. 229 Cal. App. 2d 33 (1964); and see also Marsh's California Corporation Law, Marsh, Harold Jr., et al., 4th ed. p. 14-78. Furthermore, Section 300 of the California General Corporation Law provides that subject to the provisions in California General Corporation Law and limitations in a corporation's articles of incorporation, "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." Cisco's Articles of Incorporation and Bylaws are silent on the issue of the payment and declaration of dividends.

The Proposal requests that "a vote be given to the shareholders to declare a quarterly dividend". By the terms of the Proposal, the declaration of a quarterly dividend is to be made by "the shareholders" and is not left to the discretion of the Board. Thus, the Proposal would impose an action upon the board of directors of Cisco, regardless of whether the action had been determined to be in the best interest of Cisco and its the shareholders. To allow such an obligation to be imposed upon the board of directors of Cisco is inherently at odds with the duty of directors under California law to manage the business and affairs of Cisco, including the declaration and payment of dividends. Whether to declare dividends is a matter for the business judgment of the board of directors of Cisco.

Further, as described above, the Proposal, with its directive to "... declare a quarterly dividend...," is obligatory, not precatory. We recognize that the Staff has taken the position in the past that if a shareholder proposal is precatory, *and* if neither applicable state law nor the company's governing instruments preclude shareholders from considering the matter recommended by the proposal, then its exclusion under 14a-8(i)(1) is not proper. In Martin Lawrence Limited Editions (April 11, 1990), the Staff declined to exclude a shareholder proposal "[t]hat the holders of common stock of Martin Lawrence Limited Editions, represented in person or by proxy at this Annual Meeting, request the Board of Directors to begin payment of a quarterly dividend." In so doing, the Staff noted specifically that the proposal was precatory.

In cases where a shareholder proposal seeking to compel the payment of dividends was not precatory, the Staff has taken the position that such proposal was not a proper subject for action under state law. In General Public Utilities (January 26, 1984), the Staff stated that a shareholder proposal providing "that commencing of [*sic*] the current quarter a resumption of dividends be made" was a mandate requiring the payment of dividends and, therefore, exclusion of the proposal was proper. See also The Southern Company (March 19, 1990) (proposal that mandates non-board members be delegated ultimate responsibility to declare dividend, rather than recommends general dividend policy, excluded); Toys "R" Us, Inc. (February 28, 1995) (proposal that board "shall declare an annual dividend" excluded); Evans, Inc. (April 23, 1993) (proposal in which shareholders decided "the date payment of dividends would be reinstated" excluded); Magma Power Company (April 13, 1992) (proposal that company "shall pay a quarterly dividend" excluded); General Public Utilities (January 26, 1984) (proposal that a resumption of dividends be made excluded); Monsanto Company (February 23, 1976) (proposal requiring the company to "pay out at least fifty percent of the earnings in any one year" excluded).

D. <u>Conclusion</u>.

To the extent that any of the reasons for omission stated in this letter are based on matters of state law, this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). We note, however, that we are members of the Bar of the State of California. We therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

In accordance with Rule 14a-8(j)(2), six additional copies of this letter and the attachment, Mr. Carney's letter, are enclosed.

On the basis of the foregoing, Cisco respectfully requests the concurrence of the Staff of the Division of Corporate Finance that Cisco may exclude the Proposal from the Proxy Materials as a Rule 14a-8 proposal and treat it as advance notice under its Bylaws of Mr. Carney's intention to bring this matter before the Annual Meeting. In this regard, Cisco notes the requirement of Rule 14a-4(c)(2) that in order to exercise its discretionary authority under the form of proxy it intends to use, Cisco must include advice on the nature of the matter and how it intends to exercise its discretion to vote. In accordance with Mr. Carney's request, he will not be identified in the Proxy Materials.

Based on Cisco's timetable for the Annual Meeting, a response from the Commission by September 16, 2002 would be appreciated. If you have any questions or require any additional information with respect to Cisco's request, please call me at (415) 442-1134 or Scott Karchmer at (415) 442-1091 at your convenience. Should you disagree with Cisco's conclusions regarding the Proposal, we would appreciate the opportunity of a conference prior to a formal response.

We thank you in advance for your prompt attention to this request.

Very truly yours,

BROBECK, PHLEGER & HARRISON LLP



Ronald B. Moskovitz

cc: Mr. Barry Carney
Mark Chandler, Esq.
Cisco Systems, Inc.
Scott Lester, Esq.
Cisco Systems, Inc.
Scott Karchmer, Esq.
Brobeck, Phleger & Harrison LLP

PALLIB1/1540022

5/27/02
Barry Carney
14206 Fallbrook Lane
Woodbridge, Va. 22193

Dear Sir/Madam,
As a shareholder in your compar y I request that a vote be given to the shareholders to declare a quarterly divedend. I currently hold 200 shares of your company stock.I would prefer you did not use my name or address.

Barry Carney

BC

EXHIBIT A

Carney
14206 Fallbrook Lane
Woodbridge,Va. 22193


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Mr. Larry Carter
170 W. Tasman Bldg 10
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7/23/02

Carney
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RETURN RECEIPT
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95134+1700 06

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated August 19, 2002

The proposal requests that "a vote be given to the shareholders to declare a quarterly dividend."

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We note that Cisco did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Keir Devon Gumbs
Special Counsel